ORGANIGRAM GLOBAL

Q3 2026

Organigram Global Inc.
Condensed Consolidated Interim Financial Statements (Unaudited)

TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	22

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at June 30, 2026 and September 30, 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	JUNE 30, 2026	SEPTEMBER 30, 2025
ASSETS
Current assets
Cash	$10,851	$28,200
Short-term investments	816	826
Restricted cash (Note 4)	—	55,394
Accounts and other receivables (Note 5)	88,605	64,859
Biological assets (Note 6)	17,292	17,931
Inventories (Note 7)	147,764	106,023
Prepaid expenses and deposits	14,758	11,664
	280,086	284,897

Property, plant and equipment	121,148	122,977
Intangible assets (Note 8)	203,506	48,511
Goodwill (Note 20)	194,717	52,524
Deferred charges and deposits	974	3,754
Other financial assets (Note 9)	19,831	49,548
	$820,262	$562,211

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$99,933	$89,247
Current portion of loans and borrowings (Note 10)	3,365	25
Derivative liabilities (Note 11)	1,637	28,832
Other liabilities (Note 12)	2,346	8,055
	107,281	126,159

Loans and borrowings (Note 10)	17,608	—
Derivative liabilities (Note 11)	198	5,506
Preferred shares (Note 13)	71,057	68,653
Deferred income taxes (Note 20)	49,619	—
Other long-term liabilities (Note 12)	89,037	12,763
	334,800	213,081

SHAREHOLDERS' EQUITY
Share capital (Note 14)	933,648	919,908
Equity reserves	37,451	37,346
Accumulated other comprehensive (loss) income	(1,496)	603
Accumulated deficit	(484,141)	(608,727)
	485,462	349,130
	$820,262	$562,211

On behalf of the Board:
/s/James Yamanaka, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    1

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the three and nine months ended June 30, 2026 and 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025	JUNE 30, 2026	JUNE 30, 2025
REVENUE
Gross revenue (Note 18)	$145,071	$110,205	$335,619	$279,774
Excise taxes	(39,289)	(39,413)	(106,505)	(100,652)
Net revenue (Note 18)	105,782	70,792	229,114	179,122
Cost of sales	66,980	48,369	151,801	122,797
Gross margin before fair value adjustments	38,802	22,423	77,313	56,325
Realized fair value on inventories sold and other inventory charges (Note 7)	(14,410)	(14,461)	(53,155)	(41,719)
Unrealized gain on changes in fair value of biological assets (Note 6)	17,030	18,184	56,986	43,772
Gross margin	41,422	26,146	81,144	58,378

OPERATING EXPENSES
General and administrative (Note 19)	20,603	15,680	50,488	41,880
Sales and marketing	12,120	8,824	29,785	22,151
Research and development	2,215	2,763	6,324	7,794
Share-based compensation	1,154	984	2,428	3,042
Impairment of intangible assets (Note 8)	—	—	5,800	—
Total operating expenses	36,092	28,251	94,825	74,867

INCOME (LOSS) FROM OPERATIONS	5,330	(2,105)	(13,681)	(16,489)
Investment loss (income), net of financing costs	541	(73)	136	(1,077)
Acquisition and transaction costs	5,167	654	11,129	6,132
Change in fair value of contingent consideration	(2,305)	609	(8,924)	(3,290)
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 17)	(100,922)	10,795	(139,838)	(21,865)
Other non-operating (income) expense, net	(1,099)	2,107	820	415
Income (loss) before tax	103,948	(16,197)	122,996	3,196
Income tax recovery
Current, net	(34)	—	(34)	—
Deferred, net	(1,556)	(9,903)	(1,556)	(10,009)
NET INCOME (LOSS)	105,538	(6,294)	124,586	13,205

OTHER COMPREHENSIVE INCOME (LOSS)
Change in fair value of investments at fair value through other comprehensive income (loss) (Note 9)	$(1,116)	213	(1,238)	15
Foreign currency translation loss	$(663)	—	(663)	—
Cash flow hedge reserve (Note 11)	$(198)	$—	$(198)	$—

COMPREHENSIVE INCOME (LOSS)	$103,561	$(6,081)	$122,487	$13,220

Net earnings (loss) per common share, basic	$0.781	$(0.047)	$0.910	$0.105
Net earnings (loss) per common share, diluted	$0.773	$(0.047)	$0.899	$0.104

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    2

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the nine months ended June 30, 2026 and June 30, 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - October 1, 2024	108,585,492	$852,891	$37,129	$(63)	$(583,968)	$305,989
Shares issued related to business combination, net of issue costs of $71	17,233,950	39,050	—	—	—	39,050
Private placement	7,562,447	23,963	—	—	—	23,963
Share-based compensation	—	—	3,270	—	—	3,270
Exercise of stock options	2,500	11	(7)	—	—	4
Exercise of restricted share units	625,676	2,363	(2,363)	—	—	—
Exercise of performance share units	12,102	140	(140)	—	—	—
Net income	—	—	—		13,205	13,205
Other comprehensive income	—	—	—	15	—	15
Balance - June 30, 2025	134,022,167	$918,418	$37,889	$(48)	$(570,763)	$385,496

Balance - October 1, 2025	134,461,029	$919,908	$37,346	$603	$(608,727)	$349,130
Shares issued related to business combination, net of issue costs of $142 (Note 14 (i) and Note 20)	3,146,195	6,496	—	—	—	6,496
Shares issued to former shareholders of CPL, net of issue costs of $51 (Note 14 (i))	1,195,397	2,252	—	—	—	2,252
Private placement, net of issue costs of $52 (Note 14)	1,152,800	2,380				2,380
Share-based compensation (Note 14)	—	—	2,711	—	—	2,711
Exercise of stock options (Note 14)	3,350	11	(5)	—	—	6
Exercise of restricted share units (Note 14)	928,101	2,163	(2,163)	—	—	—
Exercise of performance share units (Note 14)	88,485	438	(438)	—	—	—
Net income	—	—	—	—	124,586	124,586
Other comprehensive loss	—	—	—	(2,099)	—	(2,099)
Balance - June 30, 2026	140,975,357	$933,648	$37,451	$(1,496)	$(484,141)	$485,462

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    3

ORGANIGRAM GLOBAL INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the nine months ended June 30, 2026 and 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income	$124,586	$13,205
Items not affecting operating cash:
Share-based compensation (Note 14)	2,711	3,270
Depreciation and amortization	20,137	13,015
Impairment of intangible assets (Note 8)	5,800	—
Realized fair value on inventories sold and other inventory charges (Note 7)	53,155	41,719
Unrealized gain on changes in fair value of biological assets (Note 6)	(56,986)	(43,772)
Investment income, net of financing costs	(214)	(1,077)
Change in fair value of contingent consideration	(8,924)	(3,290)
Provisions and net realizable value adjustments related to inventory	4,048	—
Bad debts (recovery) and provision for expected credit losses	(2,087)	—
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 17)	(139,838)	(21,865)
Unrealized foreign exchange loss (gain)	(588)	53
Share issuance costs allocated to derivative liabilities	—	$170
Income tax recovery	(1,590)	(10,009)
Cash provided by (used in) operating activities before working capital changes	210	(8,581)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	(12,381)	(10,851)
Net change in accounts payable and accrued liabilities, provisions and other liabilities	(14,899)	13,293
Net cash and restricted cash used in operating activities	(27,070)	(6,139)

FINANCING ACTIVITIES
Private placement, net of share issue costs of $52	65,148	41,181
Payment of lease liabilities, net of sublease receipts	(1,342)	(1,242)
Payment of loans and borrowings	(25)	(45)
Proceeds from long-term debt, net of deferred financing costs (Note 10)	20,973	—
Stock options exercised	6	4
Interest paid on loans and borrowings	(538)	—
Net cash provided by financing activities	84,222	39,898

INVESTING ACTIVITIES
Purchase of short-term investments	(800)	(875)
Proceeds from short-term investments	820	836
Acquisition of subsidiary, net of cash acquired and share issuance costs of $142	(125,024)	(64,895)
Investment income	1,229	1,467
Other financial assets (Note 9)	(4,127)	—
Purchase of property, plant and equipment, net	(1,895)	(17,786)
Purchase of intangible assets	(23)	(27)
Net cash used in investing activities	(129,820)	(81,280)

Effect of foreign exchange on cash	(75)	(53)
DECREASE IN CASH AND RESTRICTED CASH	(72,743)	(47,574)

CASH AND RESTRICTED CASH
Beginning of period	83,594	132,605
End of period	$10,851	$85,031

Less: restricted cash	—	(49,155)
Cash	$10,851	35,876

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    4

ORGANIGRAM GLOBAL INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended June 30, 2026 and June 30, 2025
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Global Inc. (formerly known as "Organigram Holdings Inc.") (the “Company”) is a publicly listed corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

On March 24, 2025, the shareholders of the Company at the annual and special meeting of shareholders approved an amendment to the articles of the Company to change the name of the Company to “Organigram Global Inc". On March 31, 2025, the Company obtained all regulatory approvals for the change of name of the Company.

The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) Organigram USA Inc. (formerly known as Collective Project USA Limited) ("OGI USA"); and (iv) Sanity Group GmbH ("Sanity Group"), a European cannabis company headquartered in Germany, with expanding operations in Switzerland, the United Kingdom, Poland and Czechia. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013, and has been continued under the CBCA. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. OGI USA was incorporated under the General Corporation Law of the State of Delaware on April 12, 2019.

On October 1, 2023, Organigram Inc. amalgamated under the CBCA with the Company's then wholly-owned subsidiaries, The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian"), and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

On April 1, 2025, Organigram Inc. amalgamated under the CBCA with the Company's then wholly-owned subsidiary, Motif Labs Ltd. ("Motif") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. Motif was incorporated under the Business Corporations Act (Ontario) on December 18, 2017.

On October 1, 2025, Organigram Inc. amalgamated under the CBCA with the Company's then wholly-owned subsidiary, Collective Project Limited (“CPL”) and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. CPL was incorporated under the CBCA on October 23, 2013.

On April 15, 2026, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding shares of Sanity Group. See Note 20 for further detail regarding the acquisition, including the purchase price, consideration structure, and identifiable assets acquired and liabilities assumed.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The interim financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the years ended September 30, 2025 and 2024 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB ("IFRS Accounting Standards").

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on August 6, 2026.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, short-term investments, preferred shares, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    5

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after the initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars. The Canadian dollar is the functional currency of the Company and each of its subsidiaries, other than OGI USA, for which it is the United States dollar, and the Sanity Group entities, for which it is the Euro. The Company's associate, Alpha-Cannabis Pharma GmbH, also has the Euro as its functional currency.

3.     MATERIAL ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s Annual Consolidated Financial Statements, except for the adoption of the following new standards and amendments.

New and amended accounting standards
Amendment to IAS 21: Lack of Exchangeability
In August 2023, the IASB amended IAS 21 to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company’s international transactions are limited to a few countries, such as the United States, the United Kingdom, Australia, Germany, Switzerland, Poland and Czechia. These countries all have active markets for their currencies and therefore, there is no risk of a lack of exchangeability for these currencies.

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 clarifying the classification of financial assets with environmental, social and governance (ESG) and similar features, and the timing of recognition and derecognition of financial liabilities settled through electronic payments systems. These amendments are effective for the Company's annual reporting period beginning October 1, 2026. The Company is continuing to assess the impact of these amendments on its consolidated financial statements; there has been no change in the status of this assessment since September 30, 2025.

IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which introduces new requirements for the presentation and classification of income and expenses in the statement of profit or loss, mandatory subtotals, disclosure of management-defined performance measures, and enhanced principles for aggregation and disaggregation of information. IFRS 18 is effective for the Company's annual reporting period beginning October 1, 2027. The Company is continuing to assess the impact of IFRS 18 on its consolidated financial statements and related disclosures; there has been no change in status of this assessment since September 30, 2025.

These amendments do not have any material impact on the Company’s interim consolidated financial statements for the three and nine months ended June 30, 2026 and June 30, 2025.

Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies, and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements.

4.     RESTRICTED CASH
As at June 30, 2026, the Company held restricted cash balances of $nil (September 30, 2025 - $55,394). During the nine months ended June 30, 2026, the restricted cash held under the subscription agreement dated November 5, 2023 with BT DE Investments Inc. ("BAT"), a wholly-owned subsidiary of British American Tobacco p.l.c., was released following the satisfaction of the applicable contractual conditions and subsequently utilized to fund a portion of the cash consideration for the acquisition of Sanity Group GmbH.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    6

5.    ACCOUNTS AND OTHER RECEIVABLES
The Company’s accounts and other receivables include the following balances as at June 30, 2026 and September 30, 2025:

	JUNE 30, 2026	SEPTEMBER 30, 2025
Gross trade receivables	$90,375	$69,288
Less: reserves for product returns and price adjustments	(751)	(734)
Less: expected credit losses	(2,882)	(4,969)
Trade receivables	86,742	63,585
Receivable from related party	1,288	701
Other receivables	575	573
	$88,605	$64,859

6.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 - Inventories.

The changes in the carrying value of biological assets as at June 30, 2026 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2025	$6,032	$11,899	$17,931
Unrealized gain on changes in fair value of biological assets	—	56,986	56,986
Production costs capitalized	24,090	—	24,090
Transfer to inventory upon harvest	(24,371)	(57,344)	(81,715)
Balance, June 30, 2026	$5,751	$11,541	$17,292

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 17), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants, as informed by the Company's historical experience. As of June 30, 2026, it is expected that the Company’s biological assets will yield 38,154 kg (September 30, 2025 – 35,108 kg) of cannabis when eventually harvested. Changes in fair value less costs to sell of biological assets are recognized in the condensed consolidated interim statements of operations and comprehensive income (loss).
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    7

7.     INVENTORIES
The Company’s inventories are comprised of the following balances as at June 30, 2026 and September 30, 2025:

	June 30, 2026
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Harvested Cannabis
Work-in-progress	$25,682	$27,513	$53,195
Finished goods	15,536	4,495	20,031

Extracted Cannabis
Work-in-progress	8,346	1,275	9,621
Finished goods	29,777	861	30,638

Raw material, consumables and other supplies	34,279	—	34,279
			—
	$113,620	$34,144	$147,764

	SEPTEMBER 30, 2025
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Harvested Cannabis
Work-in-progress	$19,060	$20,193	$39,253
Finished goods	4,088	2,884	6,972

Extracted Cannabis
Work-in-progress	24,978	3,404	28,382
Finished goods	11,414	346	11,760

Raw material, consumables and other supplies	19,656	—	19,656
	$79,196	$26,827	$106,023

Certain comparative figures have been reclassified to conform to the current period's presentation following changes to the Company's inventory product categories. The reclassification had no impact on total inventory balances, net income, or shareholders' equity.

The amount of inventory expensed in cost of sales for the nine months ended June 30, 2026 was $133,465 (June 30, 2025 – $106,526), which includes inventory provisions and waste of $9,207 (June 30, 2025 – $5,099). The remaining balance of cost of sales relates to freight and operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the nine months ended June 30, 2026 was $53,155 (June 30, 2025 – $41,719), including inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value of $2,067 (June 30, 2025 – $1,602).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    8

8.    INTANGIBLE ASSETS

	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	CUSTOMER RELATIONSHIP	TOTAL
Cost
Balance, September 30, 2025	$13,575	$47,384	$978	$585	$5,200	$67,722
Acquisitions through business combinations (Note 20)	9,567	82,211	—	12,810	66,482	171,070
Additions	23	—	—	—	—	23
Balance, June 30, 2026	$23,165	$129,595	$978	$13,395	$71,682	$238,815

Accumulated amortization and impairment
Balance, September 30, 2025	$(9,775)	$(7,200)	$(856)	$(527)	$(853)	(19,211)
Amortization	(1,952)	(3,783)	(65)	(948)	(3,550)	(10,298)
Impairment	—	(5,800)	—	—	—	(5,800)
Balance, June 30, 2026	$(11,727)	$(16,783)	$(921)	$(1,475)	$(4,403)	$(35,309)

Net book value
September 30, 2025	$3,800	$40,184	$122	$58	$4,347	$48,511
June 30, 2026	$11,438	$112,812	$57	$11,920	$67,279	$203,506

Cash generating unit ("CGU") Impairment
During the three months ended March 31, 2026, the Company identified indicators of impairment related to the CPL CGU primarily as a result of regulatory restrictions affecting hemp-derived products in the U.S. market, pursuant to which non-compliant products will be classified as "marijuana" under the U.S. Controlled Substances Act as of the effective date of November 12, 2026. This regulatory development adversely impacted management’s expectations regarding future revenues, profitability and cash flows associated with the CGU.

Accordingly, the Company performed an impairment assessment in accordance with IAS 36, Impairment of Assets. The recoverable amount of the CPL CGU was determined using a value-in-use methodology based on cash flow projections derived from management-approved forecasts covering a period of approximately four years. The key assumptions used in the valuation included forecast revenues, expected operating margins, anticipated impacts of regulatory restrictions, a pre-tax discount rate of 15.5% and a long-term average annual forecast growth rate of 1.3% reflecting the risks specific to the CGU and industry conditions.

Based on the assessment performed, the recoverable amount of the CPL CGU was determined to be approximately $5,800 lower than its carrying amount as at March 31, 2026. Accordingly, the Company recognized an impairment loss of $5,800 during the three months ended March 31, 2026. No indicators of impairment related to the CPL CGU were identified during the three months ended June 30, 2026.

9. OTHER FINANCIAL ASSETS
The following table outlines changes in other financial assets. Note 17 provides additional details on the fair value calculation of each investment.

ENTITY	ASSET TYPE	BALANCE, SEPTEMBER 30, 2025	FUNDED	FAIR VALUE CHANGES	DERECOGNITION	BALANCE, JUNE 30, 2026
Weekend Holdings Corp. ("WHC")	Preferred shares	$6,107	$—	$(1,238)	$—	$4,869
Phylos Bioscience Inc. ("Phylos")	Secured convertible loan	$12,459	$4,127	$(1,624)	$—	$14,962
Steady State LLC (d/b/a Open Book Extracts) ("OBX")	Convertible loan	$3,462	$—	$(3,462)	$—	$—
Sanity Group	Convertible loan	$23,552	$—	$7,210	$(30,762)	$—
Sanity Group	Common shares	$3,968	$—	$453	$(4,421)	$—
		$49,548	$4,127	$1,339	$(35,183)	$19,831
Fair value measurement
At initial recognition, the investment in WHC is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income.

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Financial assets not classified as being measured at amortized cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets.

Phylos Bioscience Inc.
In December 2025, the secured convertible loan agreement (the “Secured Convertible Loan Agreement”) entered into on May 25, 2023 was amended to provide for additional advances of up to US$3.0 million, increasing the total aggregate principal amount available under the agreement to US$10.0 million. The amendment also revised certain milestones, maturity, conversion and warrant terms, and introduced provisions for the suspension of interest accrual commencing on May 24, 2028. During the three and nine months ended June 30, 2026, the Company advanced $nil and US$3,000 ($4,127), respectively to Phylos in accordance with the amended Secured Convertible Loan Agreement.

OBX
During the three and nine months ended June 30, 2026, management identified indicators of impairment related to its investment in OBX. Management assessed the recoverable amount of the convertible loan and determined it to be $nil. Accordingly, the Company recognized a decrease in fair value of $3,462, writing the investment down in full to $nil as at June 30, 2026.

Sanity Group
On April 15, 2026, the Company acquired control of Sanity Group through the acquisition described in Note 20. Immediately prior to acquiring control, the Company remeasured its previously held convertible loan and common share investments in Sanity Group to fair value, with the resulting gain/(loss) recognized in the condensed consolidated interim statements of operations and comprehensive income (loss) for the three and nine months ended June 30, 2026. These investments, together with the fair value of consideration transferred, were included in the determination of the purchase consideration and net assets acquired. Refer to Note 20 for further details of the business combination.

10.    LOANS AND BORROWINGS
ATB Credit Facility
On April 15, 2026, the Company, as borrower, entered into a credit agreement (the "Credit Agreement") with ATB Financial ("ATB"), as administrative agent, sole lead arranger and bookrunner, and Farm Credit Canada, as lenders. The facilities consist of a $10 million operating (swingline) facility provided solely by ATB (the "Operating Facility"), a $30 million revolving credit facility (the "Revolving Facility", and together with the Operating Facility, the "Revolving Facilities"), and a $20 million non-revolving term loan facility (the "Term Facility", and together with the Revolving Facilities, the "Facilities"). All three Facilities mature on April 15, 2029.

The Term Facility was drawn in full on closing and was used to partially finance the acquisition of Sanity Group (Note 20). The Revolving Facility and Operating Facility are available on a revolving basis from April 15, 2026 to April 15, 2029, to finance working capital and for general corporate purposes; amounts drawn may be repaid and reborrowed from time to time throughout this period.

The Term Facility is repayable in mandatory quarterly installments of $1,000, based on a five-year straight-line amortization, commencing on the September 30, 2026, with the remaining balance due at maturity. The Revolving Facility and Operating Facility have no scheduled amortization and are not repayable on demand; any amounts outstanding under either facility are due in full at the maturity date.

Borrowings bear interest, at the Company's option, at the Prime Rate plus 2.00% to 3.00%, or at adjusted term or daily compounded Canadian Overnight Repo Rate Average ("CORRA") plus 3.00% to 4.00%, with the applicable margin determined by reference to the Company's net funded debt to EBITDA ratio. Standby fees of 0.60% to 0.80% are payable on the undrawn portions of the Revolving and Operating Facilities.

The Facilities are secured by a first-ranking security interest over substantially all of the assets of the Company and its subsidiaries party to the Credit Agreement as Borrower or Guarantors - Organigram Global Inc., Organigram Inc., 106677480 Canada Corp., German Holdco, and German Purchaser (collectively, the "Loan Parties" and each, a "Loan Party") - including their real property, and are guaranteed by each Loan Party other than the borrower. The Credit Agreement requires the Company to maintain, as at the end of each fiscal quarter, a net funded debt to EBITDA ratio of less than 3.00:1.00 and a fixed charge coverage ratio of not less than 1.25:1.00. As at June 30, 2026, the Company was in compliance with all covenants under the Credit Agreement.

As at June 30, 2026, the Company had drawn $20.0 million under the Term Facility and $2.6 million under the Operating Facility, with the Revolving Facility undrawn. The Term Facility is initially recognized net of deferred financing costs of $1,846, which are amortized to interest expense using the effective interest method.
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	JUNE 30, 2026	SEPTEMBER 30, 2025
ATB Non-revolving term facility maturing April 15, 2029, bearing interest at CORRA plus a margin of 3.00% to 4.00%	$20,000	$—
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing February 28, 2026 with a 7-year amortization, bearing interest at a rate of 0%	$—	$25
ATB Operating facility maturing April 15, 2029, bearing interest at Prime plus a margin of 2.00% to 3.00%	2,568	—
Less: unamortized deferred financing costs	(1,595)	—
	20,973	25
Less: current portion of loans and borrowings	(3,365)	(25)
Long-term portion	$17,608	$—

11.    DERIVATIVE LIABILITIES
The following table outlines changes in derivative liabilities, which are measured at fair value with changes recognized in the condensed consolidated interim statements of operations and comprehensive income (loss).

	JUNE 30, 2026		SEPTEMBER 30, 2025
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Top-up Rights	$503	$—	$28,821	$—
Secured Convertible Loan Agreement	—	—	11	—
Warrants	1,134	—	—	5,506
Interest rate swap	—	198	—	—
	$1,637	$198	$28,832	$5,506

i.    Top-up Rights
During the three and nine months ended June 30, 2026, BAT exercised 9,897,356 top-up rights (the "Top-up Rights") and the Company issued 9,897,356 Class A preferred shares (the "Preferred Shares"). Immediately prior to exercise, the Company remeasured the derivative liability, and a fair value loss of $4,835 was recognized in the condensed consolidated interim statements of operations and comprehensive income (loss) for the three and nine months ended June 30, 2026. Refer to Note 14 for further details.

As at June 30, 2026, the Company remeasured the remaining outstanding Top-up Rights to an estimated fair value of $503 (September 30, 2025 – $28,821). The Company recognized a net fair value loss of $4,508 and gain of $11,956 (June 30, 2025 – loss of $4,835 and $3,293), for the three and nine months ended June 30, 2026, respectively.

The following inputs were used to estimate the fair value of the Top-up Rights and other share-based compensation at June 30, 2026 and September 30, 2025:

	JUNE 30, 2026
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$3.65	$—	$—
Risk free interest rate	2.57% - 2.88%	2.69%	2.82%	2.82%
Expected future volatility of Common Shares	55.00% - 70.00%	55.00%	70.00%	65.00%
Expected life (years)	1.14 - 3.49	1.76	2.83	2.8
Forfeiture rate	10%	—%	25%	5%

	SEPTEMBER 30, 2025
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price	$1.20 - $45.08	$3.65	$—	$—	$1.20 - $2.23
Risk free interest rate	2.44% - 2.57%	2.50%	2.48%	2.46%	3.10%
Expected future volatility of Common Shares	60.00% - 70.00%	70.00%	70.00%	70.00%	40.00%
Expected life (years)	1.42 - 3.26	2.42	2.10	1.75	0.34
Forfeiture rate	10%	—%	25%	5%	—%
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ii.    Warrants
During the three and nine months ended June 30, 2026, no warrants were exercised. As at June 30, 2026, the Company revalued the derivative liability for warrants to an estimated fair value of $1,134 (September 30, 2025 – $5,506). The Company recorded a decrease in the estimated fair value of the derivative liabilities for the three and nine months ended June 30, 2026 of $648 and $4,372 (June 30, 2025 – increase of $373 and decrease of $5,373), respectively.

The following inputs were used to estimate the fair value of the warrants as at June 30, 2026:

JUNE 30, 2026
Risk free interest rate	2.72%
Life of Warrants (years)	1.76
Market price of Common Shares	$1.45
Expected future volatility of Common Shares	80.60%
Fair value per Warrant	$0.25

iii.    Interest rate swap
On May 28, 2026, the Company entered into a pay-fixed, receive-floating interest rate swap with ATB with a notional amount of $20,000 to hedge the variability in daily compounded CORRA-based interest payments on the Term Facility. Under the swap, the Company pays a fixed rate of 3.158% and receives daily compounded CORRA, and the swap matures on April 14, 2029, consistent with the Term Facility. The swap has been designated as a cash flow hedge of the CORRA benchmark interest rate risk under IFRS 9.

As at June 30, 2026, the swap had an estimated fair value of $198, recognized as a non-current derivative liability, and is classified as Level 2 in the fair value hierarchy as its fair value is determined by discounting expected net cash flows using the observable CORRA forward curve. During the three and nine months ended June 30, 2026, a loss of $198 was recognized in the cash flow hedge reserve within other comprehensive loss, of which $17 was reclassified to finance costs on the first net settlement, resulting in a cash flow hedge reserve balance of $198 (September 30, 2025 – $nil). No hedge ineffectiveness was recognized in profit or loss for the period.

12.    OTHER CURRENT AND LONG-TERM LIABILITIES
The carrying value of other current and long-term liabilities as at June 30, 2026 and September 30, 2025 consists of:

	JUNE 30, 2026		SEPTEMBER 30, 2025
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Lease liabilities	$1,723	$8,758	$979	$7,748
Contingent consideration (Note 20)	623	$80,279	6,719	5,015
Deferred consideration	—	$—	357	—
	$2,346	$89,037	$8,055	$12,763
i.    Contingent consideration
The Company's contingent consideration liabilities relate to the earn-out payable to the former owners of CPL and the earn-out payable to the former shareholders of Sanity Group (Note 20).

As at June 30, 2026, the fair value of the CPL contingent consideration was $623. During the three and nine months ended June 30, 2026, the Company recognized a fair value loss of $113 and a fair value gain of $3,588 in the condensed consolidated interim statements of operations and comprehensive income (loss). The fair value change of the contingent consideration liabilities reflects updated expectations related to achievement of the CPL earnout payment.

As at June 30, 2026, the fair value of the Sanity Group contingent consideration was $80,279. Since the acquisition date, the Company recognized a fair value gain of $2,418 in the condensed consolidated interim statements of operations and comprehensive income (loss), reflecting the change in fair value during the period.

13.    PREFERRED SHARES
On April 15, 2026, the Company closed a private placement transaction (the "Private Placement") with BT DE Investments Inc., a wholly-owned subsidiary of BAT, and issued 22,771,630 Preferred Shares of the Company to BAT. On initial recognition, these Preferred Shares were measured at a fair value of $79,129. Refer to Note 14 (i) for further details. In addition, the Company also issued 12,638,229 Preferred Shares to BAT in connection with its acquisition of Sanity Group as described in Note 20. On initial recognition, these Preferred Shares were measured at a fair value of $44,196.

As at June 30, 2026, the fair value of the preferred shares issued to BAT decreased significantly as a result of a shorter estimated period until BAT reaches the 49% ownership threshold. As a result, the Company revalued the Preferred Shares to an
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estimated fair value of $71,057 (September 30, 2025 – $68,653). For the three and nine months ended June 30, 2026, the Company recognized a fair value gain of $105,783 and $120,922 (June 30, 2025 – $9,771 and $1,319), respectively in the condensed consolidated interim statements of operations and comprehensive income (loss).

14.    SHARE CAPITAL
i.    Issuances of share capital
The CPL Acquisition
During the nine months ended June 30, 2026, the Company issued 1,195,397 Common Shares on CPL's achievement of the first earnout milestone set in the CPL share purchase agreement for share consideration of $2,303, less share issuance costs of $51.

Private Placement
On April 15, 2026, the Company closed the Private Placement transaction (the "Private Placement") with BAT, a wholly-owned subsidiary of British American Tobacco p.l.c., pursuant to a subscription agreement dated February 18, 2026 (the "Subscription Agreement"). The Private Placement closed concurrently with the Company's acquisition of Sanity Group (the "Sanity Acquisition") (refer to Note 20) and the closing of senior secured credit facilities with ATB (refer to Note 10). Under the Private Placement, BAT subscribed for shares of the Company in two tranches:

Tranche	Common Shares	Preferred Shares	Price per Share	Gross Proceeds
Initial subscription	1,152,800	12,874,274	$3.00	$42,081
Exercise of Top-up Rights	—	9,897,356	$2.34	$23,119
	1,152,800	22,771,630		$65,200
The Top-up Rights exercised in the second tranche are pre-existing anti-dilution rights held by BAT under its investor rights agreement with the Company. The nature of these rights are described in Note 12 to the Company's annual financial statements for the year ended September 30, 2025. Concurrent with closing, the Company and BAT entered into a second amended and restated investor rights agreement, which amends and restates the prior agreement to, among other things, provide increased flexibility concerning the Company's debt financing transactions and refresh certain time periods under the agreement.

Immediately prior to exercise, the Company remeasured the derivative financial liability associated with the Top-up Rights to fair value, recognizing a fair value loss of $4,835 in the condensed consolidated interim statements of operations and comprehensive income (loss) for the three and nine months ended June 30, 2026. Refer to Note 11 for further details on the valuation of the Top-up Rights, including the assumptions used

The Company recognized total consideration for the Private Placement of $81,562, comprised of the gross proceeds of $65,200 and the derecognition of the resulting derivative financial liability of $16,362. The total consideration was allocated as follows:

•Common Shares were measured at $2.11 per share, being the quoted closing price of the Company's shares on the TSX on the closing date, as Common Shares are a class with an observable quoted market price;
•Preferred Shares, which are not separately listed or quoted, were measured as the residual of total consideration after allocating the amount above to Common Shares.

The Preferred Shares issued in this transaction are classified as financial liabilities in accordance with the Company's assessment under IAS 32 as described in Note 13 to the Company's annual financial statements for the year ended September 30, 2025.

The Company incurred a transaction costs of $52 in the form of listing fees, regulatory fees, and other related cost. These costs were allocated between the liability and equity components on a pro rata basis.

The Sanity Acquisition
On April 15, 2026, the Company issued 3,146,195 Common Shares and 12,638,229 Preferred Shares in connection with its acquisition of Sanity Group as described in Note 20. The fair value of the Common and Preferred Shares on the date of issuance was $6,638 and $44,196, respectively. Share issuance costs incurred were $142 related to listing fees and were allocated to the Common Shares and Preferred Shares on a pro rata basis.

BAT is an existing shareholder of the Company and, prior to closing, was also a shareholder of Sanity Group. As part of purchase consideration, 12,638,229 Preferred Shares were issued to BAT.

Exercise of stock options
During the nine months ended June 30, 2026, 3,350 (June 30, 2025 – 2,500) share options were exercised at an average exercise price of $1.90 (June 30, 2025 - $1.60) for an increase of $11 (June 30, 2025 - $11) to share capital and a decrease to equity reserves of $5 (June 30, 2025 - $7).
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Exercise of restricted share units ("RSUs")
During the nine months ended June 30, 2026, 928,101 (June 30, 2025 – 625,676) RSUs were exercised for an increase of $2,163 (June 30, 2025 – $2,363) to share capital and a decrease to equity reserves of $2,163 (June 30, 2025 – $2,363).

Exercise of performance share units ("PSUs")
During the nine months ended June 30, 2026, 88,485 (June 30, 2025 – 12,102) PSUs were exercised for an increase of $438 (June 30, 2025 – $140) to share capital and a decrease to equity reserves of $438 (June 30, 2025 - decrease of $140).

ii.    Share-based compensation
During the three and nine months ended June 30, 2026, the Company recognized total share-based compensation charges, including those related to production employees which are charged to biological assets and inventory, of $1,213 and $2,711 (June 30, 2025 – $1,007 and $3,270), respectively.

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the nine months ended June 30, 2026:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2025	2,301,674	$10.03
Granted	750,000	1.88
Exercised	(3,350)	1.90
Expired	(362,816)	7.23
Balance - June 30, 2026	2,685,508	$8.14

For the three and nine months ended June 30, 2026, share-based compensation charges, including related to production employees that are charged to biological assets and inventory, were $148 and $148 (June 30, 2025 – $nil and $23), respectively, related to the Company’s stock option plan. The fair value of options granted during the three and nine month ended June 30, 2026 was $838 and $838 (September 30, 2025 - $nil and $nil). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which is typically a three-year term with options vesting in annual tranches evenly over this time period. The Company used the Black-Scholes option pricing model to estimate the fair value of options granted.

Restricted share units
The following table summarizes the movement in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2025	2,996,794
Granted	1,448,336
Exercised	(928,101)
Cancelled / Forfeited	(315,529)
Balance - June 30, 2026	3,201,500

The estimated fair value of the equity settled RSUs granted during the nine months ended June 30, 2026 was $3,361 (June 30, 2025 – $2,713), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants.

For the three and nine months ended June 30, 2026, $709 and $2,273 (June 30, 2025 – $725 and $2,566), respectively, has been recognized as share-based compensation expense.

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Performance share units
The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2025	1,677,762
Granted	794,750
Exercised	(88,485)
Cancelled / Forfeited	(472,920)
Balance - June 30, 2026	1,911,107

The estimated fair value of the equity-settled PSUs granted during the nine months ended June 30, 2026 was $1,904 (June 30, 2025 – $915), which was based on the Company’s share price at the grant date, adjusted for an estimate of the likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years.

For the three and nine months ended June 30, 2026, expense of $356 and $290 (June 30, 2025 – expense of $282 and $681), respectively, has been recognized as share-based compensation expense.

15.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. Following the acquisition of Sanity Group (Note 20), certain members of Sanity Group's management were appointed to the Company's executive management team and are included as key management personnel in the below table. The transactions are conducted at arm's length and in the normal course of operations.

Management and Board Compensation
For the three and nine months ended June 30, 2026 and June 30, 2025, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025	JUNE 30, 2026	JUNE 30, 2025
Salaries and bonus	$2,040	$1,370	$5,034	$3,996
Share-based compensation	744	671	1,731	2,092
Total key management compensation	$2,784	$2,041	$6,765	$6,088

During the three and nine months ended June 30, 2026, 750,000 and 750,000 stock options (June 30, 2025 - nil and nil) were granted to key management personnel with an aggregate fair value of $838 and $838 (September 30, 2025 - $nil and $nil). In addition, for the three and nine months ended June 30, 2026, 269,680 and 919,741 RSUs (June 30, 2025 – nil and 410,996), respectively were granted to key management personnel with an aggregate fair value of $457 and $2,043 (June 30, 2025 – $nil and $1,538), respectively. For the three and nine months ended June 30, 2026, 66,489 and 445,743 PSUs (June 30, 2025 – nil and 416,391), respectively, were issued to key management personnel with an aggregate fair value of $92 and $1,017 (June 30, 2025 – $nil and $457), respectively.

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 - Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and nine months ended June 30, 2026, under the product development collaboration agreement between the Company and BAT dated March 10, 2021, BAT incurred $429 and $1,779 (June 30, 2025 – $755 and $1,997), respectively, of direct expenses and the Company incurred $1,063 and $3,370 (June 30, 2025 – $1,208 and $4,132), respectively, of direct expenses and capital expenditures of $nil and $nil (June 30, 2025 – $9 and $9), respectively, related to the Centre of Excellence. The Company recorded in the three and nine months ended June 30, 2026, $746 and $2,574 (June 30, 2025 – $1,005 and $3,088), respectively of these expenditures within research and development expenses in the condensed consolidated interim statements of operations and comprehensive income (loss). For the three and nine months ended June 30, 2026, the Company recorded $nil and $nil (June 30, 2025 – $5 and $5), respectively, of capital expenditures which are included in the condensed consolidated interim statements of financial position.

At June 30, 2026, there is a balance receivable from BAT of $1,288 (September 30, 2025 – $701).

On February 18, 2026, the Company entered into a subscription agreement with BAT, for a private placement (the "Private Placement"). The Private Placement closed on April 15, 2026, concurrently with the acquisition of Sanity Group (Note 20) and
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the closing of the Company's senior secured credit facilities with ATB. Under the Private Placement, BAT subscribed for Common Shares and Preferred Shares of the Company in two tranches - an initial subscription and the exercise of Top-up Rights - for aggregate gross proceeds of $65,200. See Note 14 for further detail regarding the terms of the Private Placement, including share price and the accounting for the associated Top-up Rights derivative

On April 15, 2026, in connection with the acquisition of Sanity Group (Note 20), the Company issued 12,638,229 Preferred Shares to BAT, a related party of the Company, as consideration for BAT's pre-existing shareholding in Sanity Group. This share issuance formed part of the equity consideration paid to Sanity Group's former shareholders. See Note 14 for further details regarding the terms of the share issuance, including share price and classification.

16.     CAPITAL MANAGEMENT
The Company's capital consists of derivative liabilities, loans and borrowings, preferred shares, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at June 30, 2026 is $579,327 (September 30, 2025 - $452,146). Equity reserves are comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs). Accumulated other comprehensive loss is comprised of fair value changes recorded on the Company's investment in WHC, foreign currency translation differences arising on the translation of the Company's foreign operations, and the effective portion of fair value changes on the interest rate swap designated as a cash flow hedge.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There were no changes to the Company's approach to capital management during the period.

17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement, as amended, was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos achieving required milestones.

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as level 3 in the fair value hierarchy.

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The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

The fair value of the convertible note issued by Sanity Group to the Company and the Company's equity interest in the Sanity Group, prior to acquisition, were determined using the current value method and are primarily based on Level 3 unobservable inputs. Under this method, it was assumed that Sanity Group would be sold as of the measurement date, with the resulting proceeds distributed in accordance with investors' liquidation rights. The key input to the valuation was the estimated equity value of Sanity Group, derived from the fair value of the deemed purchase consideration and incorporating assumptions related to forecast revenues and expenses, volatility assumptions, and discount rate. On April 15, 2026, on acquiring control of Sanity Group, the Company derecognized the convertible loan and remeasured its pre-existing equity interest to acquisition-date fair value, with the resulting amount recognized as part of consideration transferred.

The fair value of derivative warrant liabilities is based on level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the common share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $333 or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $317.

The fair value of the interest rate swap is based on level 2 inputs utilized in a discounted cash flow model to estimate the fair value of the swap. The model discounts the expected net cash flows on the notional amount, being the difference between the fixed rate payable and the floating rate receivable, using the observable CORRA forward curve. The key assumptions used in the model are the forward interest rate curve and the discount rate.

The fair value of the additional contingent share consideration payable to Motif's former shareholders in connection with the Company's acquisition of Motif in December 2024 is primarily based on level 3 unobservable inputs in a Monte Carlo pricing model. The model simulates daily share price of the Company for twelve months and monitors when the share achieves a volume weighted average trading price, which would trigger the issuance of the contingent share consideration. The key assumptions used in the model are expected future price and the expected future volatility of the Company's Common Shares.

The fair value of the additional contingent consideration payable to CPL's former shareholders in connection with the Company's acquisition of CPL in March 2025 is primarily based on level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of CPL achieving its milestones. The key inputs used in the model are revenue, discount rate, revenue and asset volatility and risk free rate.

The Preferred Shares issued to BAT are convertible into common shares on a one-for-one basis, with the conversion ratio accreting at 7.5% per annum until BAT's beneficial ownership reaches a 49% cap. The fair value is anchored to the common share price, rolled forward to the expected date BAT reaches the 49% ownership cap (applying the 7.5% per annum accretion), discounted back to the reporting date at the risk-free rate, and reduced by a discount for lack of marketability (DLOM), estimated using Finnerty's Average-Strike Put Option Model.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

For the three and nine months ended June 30, 2026, and June 30, 2025, the Company recorded the following fair value (gain) or loss related to its financial instruments:

	THREE MONTHS ENDED			NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025	0	JUNE 30, 2026	0	JUNE 30, 2025
Investment in Phylos	$(1,048)	$(1,787)	$—	$1,624	$—	$(5,306)
Investment in OBX	3,666	92	—	3,462	—	(263)
Investment in Sanity Group (convertible loan)	(271)	(2,289)	—	(7,210)	—	(5,118)
Investment in Sanity Group (common shares)	(1,346)	(147)	—	(453)	—	(486)
Top-up Rights	4,508	4,835	—	(11,956)	—	3,293
Commitment to fund third tranche of Phylos convertible loan	—	(53)	—	(11)	—	(356)
Commitment to issue Preferred Shares	—	—	—	—	—	(6,937)
Warrants	(648)	373	—	(4,372)	—	(5,373)
Preferred shares	(105,783)	9,771	—	(120,922)	—	(1,319)
	$(100,922)	$10,795	$—	$(139,838)	$—	$(21,865)

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Additionally, for the three and nine months ended June 30, 2026, and June 30, 2025, the Company also fair valued its investment in WHC and recognized a decrease in fair value of $1,116 and $1,238 (June 30, 2025 – decrease of $438 and $198) in the consolidated statements of operations and comprehensive income (loss) within other comprehensive income (loss).

ii.Hedge accounting
The Company applies hedge accounting under IFRS 9 to manage its exposure to interest rate risk on the Term Facility.

Risk management objective and strategy: On May 28, 2026, the Company entered into a pay-fixed, receiving-floating interest swap with a notional amount of $20,000 and a fixed rate of 3.158%, effective May 31, 2026, to convert the variable CORRA-based interest payments on the Term Facility to a fixed rate. The swap is designated as a cash flow hedge of the variability in interest cashflows attributable to changes in CORRA on the Term Facility.

Hedged risk: The designated hedged risk is the CORRA benchmark component of the interest cash flows on the Term Facility. The CORRA adjustment component of the floating rate is excluded from the designated hedged risk, which is expected to be a source of hedge ineffectiveness.

Hedge ratio: The hedge ratio is 1:1, based on the notional amount of the swap matching the principal amount of the Term Facility being hedged.

iii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of the international customers. For certain trade and other receivables, management also obtains insurance, guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, restricted cash, short-term investments, accounts and other receivables and other financial assets on the statement of financial position at June 30, 2026 approximates $120,103 (September 30, 2025 – $198,827).

As of June 30, 2026 and September 30, 2025, the Company’s aging of trade receivables was as follows:

	JUNE 30, 2026	SEPTEMBER 30, 2025
0-90 days	$75,383	$56,442
More than 90 days	14,992	12,846
Gross trade receivables	$90,375	$69,288
Less: Expected credit losses and reserve for product returns and price adjustments	(3,633)	(5,703)
	$86,742	$63,585

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing its capital requirements and liquidity position on an ongoing basis. At June 30, 2026, the Company had $10,851 (September 30, 2025 – $28,200) of cash (unrestricted) and working capital of $172,805 (September 30, 2025 – $158,738).

During the quarter ended June 30, 2026, the Company completed the acquisition of Sanity Group and related financing transactions, including the Private Placement and the establishment of senior secured credit facilities. These transactions strengthened the Company's liquidity position and provided additional funding capacity to support ongoing operations and integration activities. If necessary, the Company may access additional liquidity through the capital markets, including both debt and equity financing.

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The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at June 30, 2026:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	99,933	99,933	99,933	—	—	—
Long-term debt	20,973	22,414	5,072	17,342	—	—
Contingent consideration	80,902	80,902	623	80,279	—	—
Lease obligations	10,481	13,311	2,406	4,858	3,532	2,515
	$212,289	$216,560	$108,034	$102,479	$3,532	$2,515

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $792 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has entered into an interest rate swap to manage a portion of this exposure. Based on the Company's floating rate exposure net of the effect of the interest rate swap as at June, 30, 2026, the Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

18.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three and nine months ended June 30, 2026 and June 30, 2025 is disaggregated as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025	JUNE 30, 2026	JUNE 30, 2025
Recreational	$101,108	$99,330	$272,437	$255,090
Medical	39,033	606	40,443	1,812
Wholesale to Licensed Producers	4,867	10,185	22,518	22,788
Other	63	84	221	84
Gross revenue	$145,071	$110,205	$335,619	$279,774
Excise taxes	(39,289)	(39,413)	(106,505)	(100,652)
Net revenue	$105,782	$70,792	$229,114	$179,122

Certain comparative figures have been reclassified to conform with the current period's presentation, following a change in the Company's revenue disaggregation categories. This reclassification had no impact on previously reported net revenue, interim statements of operations and comprehensive income (loss) for any period presented. Amounts of $7,418 and $16,817 for the three and nine months ended June 30, 2025, respectively, previously presented in the international revenue category have been grouped into the wholesale to Licensed Producers revenue category, with international no longer being presented as a separate revenue disaggregation category. This change relates to presentation only and does not affect the Company's previously reported financial results.

Recreational revenue is primarily generated from sales to provincial government distributors and large retailers that sell cannabis through their respective distribution networks. Medical revenue consists of direct-to-patient and medical wholesalers. Wholesale revenue consists of bulk shipments to other cannabis companies, including Licensed Producers, for further processing and resale to end customers.

Net revenue for the three and nine months ended June 30, 2026 and June 30, 2025 by geographic location of customers is disaggregated as follows.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    19

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025	JUNE 30, 2026	JUNE 30, 2025
Canada	$65,519	$63,374	$178,022	$162,305
Europe	39,873	5,570	48,332	11,292
Other countries	390	1,848	2,760	5,525
Net revenue	$105,782	$70,792	$229,114	$179,122

During the three and nine months ended June 30, 2026, the Company had four and three customers (June 30, 2025 – four and four customers), respectively, that individually represented more than 10% of the Company’s net revenue.

19.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED		NINE MONTHS ENDED
	JUNE 30, 2026	JUNE 30, 2025	JUNE 30, 2026	JUNE 30, 2025
Office and general	$2,794	$5,126	$13,283	$13,153
Wages and benefits	6,934	5,072	16,724	16,338
Professional fees	2,963	2,772	7,444	5,728
Depreciation and amortization	7,364	2,248	11,746	5,509
Travel and accommodation	333	231	634	601
Utilities	215	231	657	551
Total general and administrative expenses	$20,603	$15,680	$50,488	$41,880

During the nine months ended June 30, 2026, the Company recognized a recovery of expected credit losses of $3,012, included in the office and general category above.

20.    ACQUISITION OF SUBSIDIARIES
i.Acquisition of Sanity
On April 15, 2026, the Company acquired all of the issued and outstanding shares of Sanity Group not already owned by the Company, a leading European pure-play cannabis company headquartered in Germany with expanding operations in Switzerland, the United Kingdom, Poland and Czechia, for an upfront purchase price of €107.3 million (approximately $173.7 million). This included €78.0 million in cash and €29.3 million satisfied through the issuance of 15,784,424 Common and Preferred Shares of the Company. In addition, the former shareholders of Sanity Group are entitled to receive additional earn-out consideration of up to €113.8 million, payable in cash (up to €20.0 million) and Common Shares (up to €93.8 million), conditional on Sanity Group achieving specified EBITDA and net revenue targets during the 12-month period commencing on the effective date of the acquisition. The Company acquired Sanity Group to strengthen its position in the German and broader European cannabis markets and, by combining Sanity Group's regulatory expertise and distribution capabilities with the Company's cultivation and production capabilities.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of Sanity Group are inputs (regulatory licenses, distribution and logistics infrastructure and established customer relationships), commercial and regulatory processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Prior to the acquisition date, the Company held a convertible loan and an equity interest in Sanity Group, both of which were accounted for as other financial assets (Note 9). On acquiring control, the Company remeasured this pre-existing relationship to its acquisition-date fair value, with the remeasured amount included as a component of consideration transferred.

Equity instruments issued
The fair value of the upfront share consideration was €31,350 ($50,834), comprising 3,146,195 Common Shares and 12,638,229 Preferred Shares. The Common Shares were valued at €1.30 per share and the Preferred Shares at €2.16 per share, in each case as at the valuation date, based on an independent valuation. The number of shares issued was determined per the share purchase agreement, which fixed the share-settled portion of the preliminary purchase price at €29,275 (net of share consideration deduction of €348).

Acquisition costs
The Company incurred $7,638 in acquisition-related costs for legal fees and due diligence. Of this amount, $7,496 was recorded in the statement of operations and comprehensive loss, while $142 was capitalized as share issuance costs.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    20

Assets acquired and liabilities assumed
The Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:

PRELIMINARY FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$18,957
Cash	1,595
Inventories	38,582
Property, plant and equipment	3,763
Intangible assets	171,070
Prepaid expenses and deposits	1,838
Total assets	$235,805

Liabilities
Accounts payable and accrued liabilities	$22,137
Lease liability	2,609
Other liabilities	992
Deferred income taxes	51,175
Total liabilities	$76,913
Total identifiable net assets at fair value	$158,892

Consideration transferred
Cash consideration	$126,477
Equity instruments (3,146,195 Common Shares and 12,638,229 Class A Preferred Shares)	50,834
Contingent consideration	82,697
Settlement of pre-acquisition relationship	41,077
$301,085

Goodwill arising on acquisition	$142,193

Goodwill arising from the acquisition represents the establishment of a platform in the European cannabis market, including access to new and developing markets, the assembled workforce acquired, and expected future growth, together with other intangible assets that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes.

Contingent Consideration
In connection with the acquisition of Sanity Group, the Company recognized contingent consideration of $82,697 (€51,000) at the acquisition date, representing the estimated fair value of an earn-out payable to Sanity Group's former shareholders. The earn-out is capped at €113,800 and is determined by a formula based on Sanity Group's EBITDA and net revenue over the 12-month earn-out period from April 1, 2026 to March 31, 2027, reduced by the net-cash and other adjustments specified in the share purchase agreement. It does not fall due on a fixed calendar date; under the agreement it becomes payable on the earn-out payment date - within 15 business days after the later of the date the earn-out accounts and calculation, and the effective-date accounts, each become final and binding between the parties (following a 45-business-day seller review period), and it may be accelerated on a change of control of the target. Settlement may be made in a variable number of the Company's Common Shares and/or cash, so the earn-out is classified as a financial liability and remeasured to fair value at each reporting date (Monte Carlo simulation), with changes recognized in profit or loss.

Since the acquisition date, Sanity Group contributed $38,359 in net revenue and $6,508 in net income to the consolidated results. If the acquisition had occurred on October 1, 2025, management estimates consolidated net revenue for the nine months ended June 30, 2026 would have been approximately $290,241, and consolidated net income would have been approximately $121,765.

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21.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company has one operating segment.

Non-current assets excluding financial assets, as at June 30, 2026 and September 30, 2025, by geographic location, are as follows:

	JUNE 30, 2026	SEPTEMBER 30, 2025
Canada	$350,558	$227,766
Europe	169,787	—
Total non-current assets	520,345	227,766

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2026 AND 2025    22

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